330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com

FIRM / AFFILIATE OFFICES
December 22, 2022 VIA EDGAR	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:      Taylor Beech, Katherine Bagley
                      Keira Nakada, Theresa Brillant
Re:                UL Solutions Inc.
                     Amendment No. 4 to Draft Registration Statement on Form S-1
                     Submitted on July 19, 2022
                     CIK No. 0001901440
Ladies and Gentlemen:
On behalf of our client, UL Solutions Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated August 3, 2022 relating to the Company’s Amendment No. 4 to the above-referenced draft registration statement. Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 5 to the draft registration statement (“Amendment No. 5”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5.
Risk Factors
An increase in interest rates would increase interest costs on our Credit Facility . . ., page 60
1.Please expand your discussion of interest rates to specifically identify the impact of recent rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 62 of Amendment No. 5.

December 22, 2022 Page 2
Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 80
2.We note your discussion of the potential impact of rising interest rates on operations. Please expand your disclosures to specifically describe how increased interest rates impact your results of operations, including:
•Changes to your pricing strategy in the near-term, including how you consider customer sensitivity to price increases;
•Adjustments to your planned capital expenditures;
•The impact on liquidity resulting from your material variable-rate debt outstanding.
Please also expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 117 of Amendment No. 5.
*     *     *
Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7681 or e-mail me at cathy.birkeland@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP
cc:   Jennifer F. Scanlon, UL Solutions Inc.
        Ryan D. Robinson, UL Solutions Inc.
        Jacqueline K. McLaughlin, UL Solutions Inc.
        Christopher D. Lueking, Latham & Watkins LLP
        Alexa M. Berlin, Latham & Watkins LLP
        Alexander D. Lynch, Weil, Gotshal & Manges LLP
        Barbra J. Broudy, Weil, Gotshal & Manges LLP
2